UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2015
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the six months ended June 30, 2015.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-191406), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2013.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE PERIOD ENDED JUNE 30, 2015

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 31
Cautionary Statement Regarding Forward-Looking Statement	Page 39
Signatures	Page 40

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014
(in thousands of $, except per share amounts)

	Six months ended		Year ended
	June 30,		December 31,
	2015	2014	2014
Operating revenues
Direct financing lease interest income - related parties	19,504	23,164	45,363
Finance lease service revenues - related parties	20,001	23,530	46,488
Profit sharing revenues - related parties	21,009	14,290	33,756
Time charter revenues - related parties	5,181	4,846	10,039
Time charter revenues - other	64,504	37,045	83,013
Bareboat charter revenues - related parties	6,198	9,071	16,364
Bareboat charter revenues - other	28,399	24,539	53,407
Voyage charter revenues - other	14,692	16,866	34,608
Other operating income	2,626	2,305	4,449
Total operating revenues	182,114	155,656	327,487
(Loss)/gain on sale of assets and termination of charters, net	(114)	15,197	23,931
Operating expenses
Vessel operating expenses - related parties	21,223	24,807	49,170
Vessel operating expenses - other	32,248	32,935	70,300
Depreciation	36,301	31,661	67,393
Vessel impairment charge	29,161	—	11,800
Administrative expenses - related parties	542	495	965
Administrative expenses - other	3,605	3,523	6,644
Total operating expenses	123,080	93,421	206,272
Net operating income	58,920	77,432	145,146
Non-operating income / (expense)
Interest income - related parties, long term loans to associated companies	9,338	11,866	24,464
Interest income - related parties, other	6,347	1,868	4,029
Interest income - other	4,620	7,652	11,958
Interest expense - other	(35,687)	(42,573)	(86,081)
Gain/(loss) on repurchase of bonds	438	(21)	(21)
Gain on sale of investment in associated company	—	—	6,055
Other financial items, net	39,979	(7,151)	(16,232)
Net income before equity in earnings of associated companies	83,955	49,073	89,318
Equity in earnings of associated companies	17,098	14,019	33,497
Net income	101,053	63,092	122,815
Per share information:
Basic earnings per share	$1.08	$0.68	$1.32
Diluted earnings per share	$0.94	$0.64	$1.24
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2015	2014	2014
Net income	101,053	63,092	122,815
Fair value adjustments to hedging financial instruments	23,167	(8,996)	(351)
Fair value adjustments to hedging financial instruments in associated companies	(481)	(913)	(5)
Reclassification into net income of previous fair value adjustments to hedging financial instruments	173	5,196	(4,504)
Fair value adjustments to available for sale securities	(1,206)	(346)	(8,355)
Fair value adjustments to other financial instruments in associated companies	(28)	—	—
Other comprehensive (loss)/income	(44)	3	(179)
Other comprehensive income/(loss), net of tax	21,581	(5,056)	(13,394)

Comprehensive income	122,634	58,036	109,421
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30, 2015 and December 31, 2014
(in thousands of $, except share data)

	June 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	61,571	50,818
Available for sale securities	48,416	73,656
Trade accounts receivable	2,693	3,253
Due from related parties	62,667	152,491
Other receivables	11,517	10,488
Inventories	6,120	6,927
Prepaid expenses and accrued income	4,525	5,075
Investment in direct financing leases, current portion	38,165	37,517
Total current assets	235,674	340,225
Vessels and equipment, net	1,314,039	1,377,133
Newbuildings and vessel purchase deposits	43,425	87,567
Investment in direct financing leases, long-term portion	541,373	709,014
Investment in associated companies	220,196	53,457
Loans to related parties - associated companies, long-term	300,773	346,031
Long-term receivables from related parties	78,817	79,294
Other long-term assets	10,914	8,581
Deferred charges	33,847	36,958
Financial instruments (long-term): at fair value	3,947	3,294
Total assets	2,783,005	3,041,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	202,896	182,415
Trade accounts payable	1,611	2,432
Due to related parties	484	1,109
Accrued expenses	13,662	18,190
Financial instruments (short-term): at fair value	—	517
Other current liabilities	5,313	9,092
Total current liabilities	223,966	213,755
Long-term liabilities
Long-term debt	1,258,816	1,550,044
Financial instruments (long-term): at fair value	87,283	106,679
Other long-term liabilities	13,510	17,584
Total liabilities	1,583,575	1,888,062

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 93,468,000 and 93,404,000 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively)	93,468	93,404
Additional paid-in capital	285,859	285,248
Contributed surplus	588,133	586,089
Accumulated other comprehensive loss	(26,150)	(48,240)
Accumulated other comprehensive loss - associated companies	(2,793)	(2,284)
Retained earnings	260,913	239,275
Total stockholders’ equity	1,199,430	1,153,492
Total liabilities and stockholders’ equity	2,783,005	3,041,554
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2015	2014	2014
Operating activities
Net income	101,053	63,092	122,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	36,301	31,661	67,393
Vessel impairment charge	29,161	—	11,800
Amortization of deferred charges	6,037	5,424	11,271
Amortization of seller’s credit	(959)	(957)	(1,903)
Equity in earnings of associated companies	(17,098)	(14,019)	(33,497)
Loss/(gain) on sale of assets and termination of charters	114	(15,197)	(23,931)
Gain on sale of investment in associated company	—	—	(6,055)
Gain on redemption of Horizon loan notes and warrants	(44,552)	—	—
Adjustment of derivatives to fair value recognized in net income	1,184	2,705	7,699
(Gain)/loss on repurchase of bonds	(438)	21	21
Interest receivable in form of notes	(2,182)	(1,532)	(3,197)
Other, net	(827)	(1,960)	(458)
Changes in operating assets and liabilities
Trade accounts receivable	560	2,241	5,109
Due from related parties	9,020	(4,650)	(20,634)
Other receivables	(1,884)	(5,444)	(9,418)
Inventories	(3,593)	1,051	(320)
Prepaid expenses and accrued income	550	355	(1,104)
Trade accounts payable	(822)	(2,442)	(1,095)
Accrued expenses	(4,220)	(791)	4,358
Other current liabilities	(3,778)	(2,481)	3,547
Net cash provided by operating activities	103,627	57,077	132,401
Investing activities
Repayments from investments in direct financing leases	18,502	21,921	43,120
Additions to newbuildings	(129,210)	(84,239)	(202,333)
Purchase of vessels	(1,740)	(122,870)	(192,864)
(Payments)/proceeds from sales of vessels and termination of charters	(2,003)	90,746	199,429
Proceeds from sale of investment in associated company	111,095	—	—
Net amounts (paid to)/ received from associated companies	15,211	44,402	88,585
Proceeds from repayment of investment loan	—	50,000	50,000
Proceeds from redemption of Horizon loan notes and warrants	71,681	—	—
(Purchase)/redemption of available for sale securities	(4,898)	16,064	(7,877)
Net cash (used in)/generated by investing activities	78,638	16,024	(21,940)
Financing activities
Shares issued, net of issuance costs	675	463	927
Payments in lieu of issuing shares for exercised share options	—	(1,196)	(1,196)
Repurchase of bonds	(5,079)	(75,262)	(75,262)
Proceeds from issuance of long-term debt	130,366	397,332	733,632
Repayments of long-term debt	(215,062)	(325,783)	(616,783)
Debt fees paid	(2,997)	(2,254)	(7,460)
Cash dividends paid	(79,415)	(75,562)	(152,142)
Net cash used in financing activities	(171,512)	(82,262)	(118,284)

Net change in cash and cash equivalents	10,753	(9,161)	(7,823)
Cash and cash equivalents at start of the period	50,818	58,641	58,641
Cash and cash equivalents at end of the period	61,571	49,480	50,818

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	34,707	39,952	82,524
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014
(in thousands of $, except number of shares)

	Six months ended		Year ended
	June 30,		December 31,
	2015	2014	2014
Number of shares outstanding
At beginning of period	93,404,000	93,260,000	93,260,000
Shares issued	64,000	99,000	144,000
At end of period	93,468,000	93,359,000	93,404,000
Share capital
At beginning of period	93,404	93,260	93,260
Shares issued	64	99	144
At end of period	93,468	93,359	93,404
Additional paid-in capital
At beginning of period	285,248	285,632	285,632
Amortization of stock based compensation	—	29	29
Payments in lieu of issuing shares	—	(1,196)	(1,196)
Shares issued	611	364	783
At end of period	285,859	284,829	285,248
Contributed surplus
At beginning of period	586,089	581,569	581,569
Amortization of deferred equity contributions	2,044	2,319	4,520
At end of period	588,133	583,888	586,089
Accumulated other comprehensive loss
At beginning of period	(48,240)	(34,851)	(34,851)
Loss/(gain) on hedging financial instruments reclassified into earnings	173	5,196	(4,504)
Fair value adjustments to hedging financial instruments	23,167	(8,996)	(351)
Fair value adjustments to available for sale securities	(1,206)	(346)	(8,355)
Other comprehensive (loss)/ income	(44)	3	(179)
At end of period	(26,150)	(38,994)	(48,240)
Accumulated other comprehensive loss - associated companies
At beginning of period	(2,284)	(2,279)	(2,279)
Fair value adjustments to hedging financial instruments	(481)	(913)	(5)
Fair value adjustments to other financial instruments	(28)	—	—
At end of period	(2,793)	(3,192)	(2,284)
Retained earnings
At beginning of period	239,275	268,602	268,602
Net income	101,053	63,092	122,815
Dividends declared	(79,415)	(75,562)	(152,142)
At end of period	260,913	256,132	239,275
Total Stockholders’ Equity	1,199,430	1,176,022	1,153,492
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA
The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2014. The results of operations for the interim period ended June 30, 2015 are not necessarily indicative of the results for the entire year ending December 31, 2015.
Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.
The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers” to replace existing revenue recognition guidance and is intended to improve and converge the requirements for revenue from contracts with customers under US GAAP and International Financial Reporting Standards (“IFRS”). ASU 2014-09 is intended to remove inconsistencies and provide a more robust framework for addressing revenue issues. Initially, ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. Subsequently, in August 2015, the FASB issued ASU 2015-14 deferring the effective date of ASU 2014-09 by one year, however, early adoption as of the original effective date will be permitted. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial position, results of operations and cash flows.
In November 2014, the FASB issued ASU 2014-16 “Derivatives and Hedging” in order to standardize the determination of whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. ASU 2014-16 requires that all terms and features of the hybrid instrument, including the embedded derivative feature itself, must be taken into account when establishing separate accounting for the embedded derivative. ASU 2014-16 is effective for fiscal years and interim periods beginning on or after December 15, 2015. The Company is currently assessing the impact of ASU 2014-16 on its consolidated financial position, results of operations and cash flows.
In February 2015, the FASB issued ASU 2015-02 “Consolidation: Amendments to the Consolidation Analysis” in order to clarify the basis for consolidation of certain legal entities. ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, ASU 2015-02 (i) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, (iii) affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provides a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. ASU 2015-02 is effective for public business entities for fiscal years and interim periods beginning on or after December 15, 2015. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-02 on its consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs” to simplify presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. ASU 2015-03 is effective for public entities with reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The Company believes that the implementation of this update will only affect the presentation of debt issuance costs which will be shown as a direct deduction of the related debt instead of under non-current assets in the accompanying balance sheets.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS
In January 2015, the indirect limited performance guarantee provided by Ship Finance International Limited in respect of the $210.0 million secured term loan facility relating to five container vessels became exhausted (see Note 9: Short-Term and Long-Term Debt). In February 2015, the Company signed an agreement with the lenders under the loan facility whereby ownership of the vessels together with associated working capital was transferred to unrelated third parties, and Ship Finance International Limited and its subsidiaries ceased to have any further interest in the vessels or obligations under the loan facility. In the period ended June 30, 2015, an aggregate loss of $114,000 was recorded on disposal of the vessels. An impairment charge of $11.8 million had been recorded against the carrying value of these vessels in the fourth quarter of 2014.

3.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Six months ended		Year ended
	June 30,		December 31,
(in thousands of $)	2015	2014	2014
Fair value gain/(loss) of non-designated derivatives, net	(1,243)	(2,682)	(7,636)
Net cash payments on non-designated derivatives	(2,833)	(3,451)	(7,196)
Fair value gain/(loss) of designated derivatives (ineffective portion)	59	(23)	(63)
Gain on sale of loan notes and share warrants	44,552	—	—
Other items	(556)	(995)	(1,337)
Other financial items, net	39,979	(7,151)	(16,232)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”. The above net decrease in valuation of non-designated derivatives in the six months ended June 30, 2015, includes $173,000 reclassified from “Other comprehensive income”, as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges (six months ended June 30, 2014: $5.2 million reclassified from “Other comprehensive income”; year ended December 31, 2014: $4.5 million reclassified to “Other comprehensive income”).

In May 2015, the Company sold its holding of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. for total net cash proceeds of approximately $71.7 million. These unlisted second lien interest-bearing loan notes and share warrants were received as compensation on termination of charters to Horizon Lines, LLC in April 2012. At the time of disposal, the notes had a carrying value of approximately $25.9 million (December 31, 2014: $23.7 million) and the warrants had a carrying value of approximately $1.2 million (December 31, 2014: $1.2 million), resulting in a gain of $44.6 million on disposal.
Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

4.	AVAILABLE FOR SALE SECURITIES
Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	June 30, 2015	December 31, 2014
Amortized cost	56,709	80,743
Accumulated net unrealized loss	(8,293)	(7,087)
Carrying value	48,416	73,656
The Company's investment in marketable securities consists of investments in secured notes. The net unrealized accumulated loss on available-for-sale securities included in other comprehensive income as at June 30, 2015 was $8.3 million (December 31, 2014: $7.1 million).
The above available for sale securities consist of listed and unlisted corporate bonds with a total carrying value of $48.4 million (December 31, 2014: $49.9 million) and unlisted second lien interest-bearing loan notes with carrying value $nil (December 31, 2014: $23.7 million). The second lien loan notes were issued by Horizon Lines, LLC as part of compensation received on termination of charters in April 2012 and were redeemed on May 29, 2015 (see Note 3: Other Financial Items). The total face value of the second lien loan notes at December 31, 2014 was $59.4 million.

5.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	June 30, 2015	December 31, 2014
Cost	1,595,800	1,715,510
Accumulated depreciation	(281,761)	(338,377)
Vessels and equipment, net	1,314,039	1,377,133
During the six month period ended June 30, 2015, the Company took delivery of two 8,700 twenty-foot equivalent units (“TEU”) newbuilding container vessels at an aggregate cost of $173.2 million, and disposed of five container vessels with carrying values totaling $172.5 million.
During the six month period ended June 30, 2015, the Company recorded an impairment charge of $29.2 million against the carrying value of two container vessels.

6.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS
In January 2015, the Company took delivery of two 8,700 TEU newbuilding container vessels, which were under construction at December 31, 2014.
In June 2015, the Company agreed to acquire three 9,300-9,500 TEU newbuilding container vessels from an unrelated third party. The vessels, which are currently under construction, are expected to be delivered between the fourth quarter 2015 and second quarter 2016. The Company has made deposit payments totaling $43.4 million in respect of these three vessels.

7.	INVESTMENTS IN DIRECT FINANCING LEASES
As at June 30, 2015, the Company had 12 VLCCs and five Suezmax tankers on charter to Frontline Shipping Limited (“Frontline Shipping”) on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately three to 12 years. Frontline Shipping is a subsidiary of Frontline Ltd. (“Frontline”), a related party, and the terms of the charters do not provide them with an option to terminate the charters before the end of their terms.

One of the Company’s offshore supply vessels is chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly-owned subsidiary of Deep Sea Supply Plc., a related party. Another of the Company's offshore supply vessels is chartered on a long term bareboat charter to Deep Sea Supply Shipowning II B.V., a wholly owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A., or BTG Pactual. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as “Deep Sea”. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.
The above assets (19 vessels) of the Company are accounted for as direct financing leases, all of which are leased to related parties. The following lists the components of the investments in direct financing leases as at June 30, 2015.

(in thousands of $)	June 30, 2015	December 31, 2014
Total minimum lease payments to be received	950,931	1,174,327
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(429,307)	(330,056)
Net minimum lease payments receivable	521,624	844,271
Estimated residual values of leased property (un-guaranteed)	239,002	239,002
Less: unearned income	(181,088)	(243,419)
	579,538	839,854
Less: deferred deemed equity contribution	—	(86,585)
Less: unamortized gains	—	(6,738)
Total investment in direct financing and sales-type leases	579,538	746,531

Current portion	38,165	37,517
Long-term portion	541,373	709,014
	579,538	746,531

On June 5, 2015, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II Limited, which relate to 12 VLCCs and five Suezmax tankers accounted for as direct financing leases. The amendments, which are presented in more detail in Note 14: Related Party Transactions, resulted in a reduction in minimum lease payments to be received and an increase in executory costs from July 1, 2015, onwards. These amendments, together with the $150.2 million fair value of Frontline shares received as compensation, are reflected in the above position as at June 30, 2015. Under the provisions of ASC Topic 840 “Leases”, the modifications to the lease agreements do not constitute new leases. In the course of re-stating the amended leases, it was concluded that the amortization of the deferred deemed equity contribution and other gains is no longer appropriate, and these items are now incorporated into the revised lease schedules.

8.	INVESTMENT IN ASSOCIATED COMPANIES
The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.
In addition, the Company received 55 million shares in Frontline on June 5, 2015 (see Note 7 and Note 14), which following receipt was determined to be an associated company. Frontline is listed on the New York Stock Exchange and reports its operating results on a quarterly basis.
At June 30, 2015, June 30, 2014 and December 31, 2014, the Company has the following participation in investments that are recorded using the equity method:

	June 30, 2015	June 30, 2014	December 31, 2014
SFL West Polaris Limited (“SFL West Polaris”)	—%	100.00%	—%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited (“Bluelot”)	—%	—%	—%
SFL Corte Real Limited (“Corte Real”)	—%	—%	—%
SFL Hercules Ltd (“SFL Hercules”)	100.00%	100.00%	100.00%
SFL Linus Ltd (“SFL Linus”)	100.00%	100.00%	100.00%
Frontline	27.73%	—%	—%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of June 30, 2015
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	116,319	—	—	—	32,386	37,882	46,051
Non-current assets	1,269,854	—	—	—	382,503	380,073	507,278
Total assets	1,386,173	—	—	—	414,889	417,955	553,329
Current liabilities	135,282	—	—	—	25,197	28,580	81,505
Non-current liabilities	1,182,100	—	—	—	353,902	374,148	454,050
Total Liabilities	1,317,382	—	—	—	379,099	402,728	535,555
Total stockholders’ equity	68,791	—	—	—	35,790	15,227	17,774

	As of December 31, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	127,268	—	—	—	44,297	38,619	44,352
Non-current assets	1,324,765	—	—	—	397,191	397,226	530,348
Total assets	1,452,033	—	—	—	441,488	435,845	574,700
Current liabilities	122,861	—	—	—	38,376	32,945	51,540
Non-current liabilities	1,275,715	—	—	—	371,147	391,500	513,068
Total Liabilities	1,398,576	—	—	—	409,523	424,445	564,608
Total stockholders’ equity	53,457	—	—	—	31,965	11,400	10,092

Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Six months ended June 30, 2015
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	41,929	—	—	—	11,335	11,768	18,826
Net operating revenues	41,923	—	—	—	11,333	11,766	18,824
Net income	15,815	—	—	—	3,825	3,827	8,163

	Six months ended June 30, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	52,653	1,171	2,492	11,151	12,936	12,686	12,217
Net operating revenues	49,601	232	431	11,136	12,924	12,672	12,206
Net income	14,019	232	431	2,005	4,239	4,077	3,035

	Year ended December 31, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	108,632	1,171	2,492	22,251	24,917	24,565	33,236
Net operating revenues	105,567	232	431	22,234	24,905	24,544	33,221
Net income	33,497	232	431	4,643	8,023	7,755	12,413

At June 30, 2015, the carrying value of the Company's investment in Frontline was $151.4 million and its share of the net income of Frontline since receipt of the shares on June 5, 2015 amounted to $1.3 million. As at June 30, 2015, the quoted value of the Company's investment in Frontline was $134.2 million.

SFL West Polaris was a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill Limited (“Seadrill”), a related party. The vessel was chartered on a bareboat basis and the terms of the charter provided the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris had a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expired in 2023. Because the main asset of SFL West Polaris was the subject of a lease which included both fixed price call options and a fixed price put option, it was determined that this subsidiary of Ship Finance was a variable interest entity in which Ship Finance was not the primary beneficiary. In December 2014, the parent company of the charterer advised the Company of its intention to exercise a purchase option, and the transaction was effected on December 30, 2014 as a sale of SFL West Polaris. The Company recorded a gain of $6.1 million on the sale, which was recorded as “Gain on sale of investment in associated company”. In December 2012, SFL West Polaris entered into a $420 million five year term loan and revolving credit facility, which was used in January 2013 to refinance the previous facility established in 2008. Although SFL West Polaris was no longer one of its subsidiaries, the Company guaranteed $88.0 million of this debt until June 19, 2015, when the guarantee obligation was released.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra-deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”) and Seadrill Offshore AS (“Seadrill Offshore”), two wholly-owned subsidiaries of Seadrill whose performances under the leasing arrangements are fully guaranteed by Seadrill. In June 2013, one of the rigs, West Hercules, was transferred from SFL Deepwater to SFL Hercules, also a 100% owned subsidiary of Ship Finance, at the carrying value of the investment in finance lease. The remaining rig, West Taurus, is chartered on a bareboat basis and the terms of the charter provide Seadrill Deepwater with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Deepwater entered into a $390.0 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the outstanding balance under the previous facility entered into in September 2008, and for general corporate purposes. At June 30, 2015, the balance outstanding under the new facility was $282.4 million. The Company guaranteed $85.0 million of this debt at June 30, 2015.

SFL Hercules is a 100% owned subsidiary of Ship Finance which was incorporated in January 2012 for the purpose of holding the ultra-deepwater drilling rig West Hercules and leasing that rig to Seadrill Offshore, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. The terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In May 2013, SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks to partly fund its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013 and at June 30, 2015, the balance outstanding under this facility was $320.0 million. The Company guaranteed $80.0 million of this debt at June 30, 2015.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired from North Atlantic Drilling Ltd (“NADL”), a related party, in 2013. SFL Linus held a newbuilding harsh environment jack-up drilling rig which upon delivery in February 2014 was leased to North Atlantic Linus Charterer Ltd. (“North Atlantic Charterer”), fully guaranteed by its parent company NADL. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL Linus has a put option to sell the vessel to North Atlantic Charterer at a fixed price at the end of the charter, which expires in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was drawn when the rig was delivered to SFL Linus and the charter commenced in February 2014. At June 30, 2015, the balance outstanding under this facility was $377.5 million, and in addition $50.0 million was available to draw under the revolving part of the facility. The Company guaranteed $90.0 million of the debt at June 30, 2015. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 TEU container vessel on a bareboat charter basis, and leasing out the vessel on a time-charter basis to CMA CGM S.A. (“CMA CGM”). In November and December 2013, CMA CGM exercised its options to acquire the two vessel-owning entities, and the charter agreements were terminated in January and March 2014, respectively. The business activities of Bluelot and Corte Real were discontinued upon the re-delivery of their respective vessels to CMA CGM, since when they have been fully consolidated.

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which both Ship Finance and Seadrill must comply. As at June 30, 2015, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities.

9.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2015	December 31, 2014
Long-term debt:
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
NOK600 million senior unsecured floating rate bonds due 2017	72,025	76,487
3.25% senior unsecured convertible bonds due 2018	350,000	350,000
NOK900 million senior unsecured floating rate bonds due 2019	109,121	119,277
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2023	805,566	1,061,695
	1,461,712	1,732,459
Less: Current portion of long-term debt	(202,896)	(182,415)
	1,258,816	1,550,044

The outstanding debt as of June 30, 2015 is repayable as follows:

(in thousands of $)
Year ending December 31

2015 (remaining six months)	40,351
2016	200,110
2017	178,335
2018	444,325
2019	270,189
Thereafter	328,402
Total debt	1,461,712
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.54% per annum at June 30, 2015 (December 31, 2014: 4.98%). This rate takes into consideration the effect of related interest rate swaps. At June 30, 2015, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 0.283% (December 31, 2014: 0.256%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.33% (December 31, 2014: 1.48%).
3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $17.53. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.
NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Since their issue, the Company has purchased bonds with principal amounts totaling NOK43.0 million, of which NOK8.0 million have subsequently been sold. The Company holds bonds purchased as treasury bonds. The net amount outstanding at June 30, 2015, was NOK565.0 million, equivalent to $72.0 million (December 31, 2014: NOK572 million, equivalent to $76.5 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $17.7043. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million.
As required by ASC 470-20 “Debt with conversion and other options”, the Company calculated the equity component of the convertible bond taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as “Additional paid-in capital”, with a corresponding adjustment to “Deferred charges” which are amortized to “Interest expense” over the appropriate period. The amortization of this item amounted to $2.1 million for the six months ended June 30, 2015.
NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company has purchased bonds with principal amounts totaling NOK44.0 million at June 30, 2015, which are being held as treasury bonds. The net amount outstanding at June 30, 2015, was NOK856 million, equivalent to $109.1 million (December 31, 2014: NOK892 million, equivalent to $119.3 million).
$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, the long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continued without recourse to the Company, as part of the amended agreement the Company guaranteed that revenues received by the vessel-owning subsidiaries would achieve certain minimum levels for each vessel. In January 2015, this indirect limited performance guarantee became exhausted and in February 2015 the Company signed an agreement with the lenders under the facility whereby ownership of the vessels together with associated working capital was transferred to unrelated third parties, and Ship Finance International Limited and its subsidiaries have no future interest in the vessels or obligations under the loan facility. Accordingly, the amount outstanding at June 30, 2015, was $nil (December 31, 2014: $171.4 million).
$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30.0 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel, which also served as security for this facility. The facility, which was fully prepaid and canceled in January 2015, bore interest at LIBOR plus a margin and had a term of seven years. The amount outstanding at June 30, 2015, was $nil (December 31, 2014: $3.0 million).
$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At June 30, 2015, the available amount under the revolving part of the facility was $3.9 million. The net amount outstanding at June 30, 2015, was $18.7 million (December 31, 2014: $28.0 million).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at June 30, 2015, was $27.7 million (December 31, 2014: $29.1 million).
$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725.0 million secured term loan and revolving credit facility with a syndicate of banks, secured by 26 vessels chartered to subsidiaries of Frontline. Twelve of these vessels have since been sold and at December 31, 2014, the facility was secured against the remaining 14 vessels. The facility, which was fully prepaid and canceled in February 2015, bore interest at LIBOR plus a margin and was repayable over a term of five years. The amount outstanding at June 30, 2015, was $nil (December 31, 2014: $71.5 million).
$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at June 30, 2015, was $27.7 million (December 31, 2014: $29.1 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured by two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at June 30, 2015, was $36.1 million (December 31, 2014: $38.0 million).
$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95.0 million secured term loan and revolving credit facility with a bank, secured by a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At June 30, 2015, the available amount under the revolving part of the facility was $25.0 million. The net amount outstanding at June 30, 2015, was $27.5 million (December 31, 2014: $57.5 million).
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured by three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2015, was $53.7 million (December 31, 2014: $56.6 million).
$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by a 1,700 TEU container vessel, and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at June 30, 2015, was $128.2 million (December 31, 2014: $134.2 million).
$167 million secured term loan and revolving credit facility
In July 2011, five wholly-owned subsidiaries entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks, secured against five VLCCs chartered to subsidiaries of Frontline. Two of the VLCCs were sold in 2013 and at December 31, 2014 the facility was secured against the three remaining VLCCs. The facility, which was fully prepaid and canceled in June 2015, bore interest at LIBOR plus a margin and was repayable over a term of six years. The amount outstanding at June 30, 2015, was $nil (December 31, 2014: $72.2 million).

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at June 30, 2015 was $42.1 million (December 31, 2014: $44.3 million).
$45 million secured term loan facility and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels acquired in the year ended December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of five years. At June 30, 2015, the available amount under the revolving part of the facility was fully drawn. The net amount outstanding at June 30, 2015, was $45.0 million (December 31, 2014: $45.0 million).
$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore supply vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2015, was $93.3 million (December 31, 2014: $98.7 million).
$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels acquired in the year ended December 31, 2014 . The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2015, was $20.0 million (December 31, 2014: $20.0 million).
$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two 8,700 TEU newbuilding container vessels. The vessels were delivered from the shipyard in the year ended December 31, 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2015, was $122.2 million (December 31, 2014: $126.4 million).
$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two 8,700 TEU newbuilding container vessels. The vessels were delivered from the shipyard in January 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2015, was $125.4 million (December 31, 2014: $nil).
$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers acquired in the year ended December 31, 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2015, was $35.2 million (December 31, 2014: $36.4 million).
$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. The facility bears interest at LIBOR plus a margin and has a term of three years. At June 30, 2015, the facility had not been utilized and the net amount outstanding was $nil (December 31, 2014: $nil). At June 30, 2015, the available amount under the facility was $250.0 million.

The aggregate book value of assets pledged as security against borrowings at June 30, 2015, was $1,826 million (December 31, 2014: $2,062 million).
Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2015, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. As at June 30, 2015, Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. were in compliance with all covenants under the loan agreement.

10.	FINANCIAL INSTRUMENTS
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK denominated bonds due 2017 and 2019. From a financial perspective, these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc, ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.
The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2015	December 31, 2014
Designated derivative instruments - long-term assets:
Interest rate swaps	917	710
Non-designated derivative instruments - long-term assets:
Interest rate swaps	3,030	2,584
Total derivative instruments - long-term assets	3,947	3,294

(in thousands of $)	June 30, 2015	December 31, 2014
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	292
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	—	225
Total derivative instruments - short-term liabilities	—	517

(in thousands of $)	June 30, 2015	December 31, 2014
Designated derivative instruments - long-term liabilities:
Interest rate swaps	9,854	40,058
Cross currency interest rate swaps	71,976	63,083
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	1,398	1,565
Cross currency interest rate swaps	4,055	1,973
Total derivative instruments - long-term liabilities	87,283	106,679

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At June 30, 2015, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$33,004 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$36,094 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$53,704 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$164,067 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$42,117 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$108,375 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$110,500 (reducing to $70,125)	January 2017	January 2022	1.56% - 3.09%

* These swaps relate to the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019 respectively, and the fixed interest rates paid are exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.
The interest rate swaps with a notional principal of $108.4 million have an inception date of December 2016, and the interest rate swaps with a notional principal of $110.5 million have an inception date of January 2017. The total notional principal amount subject to swap agreements as at June 30, 2015, excluding those with inception dates in the future, was $785.4 million (December 31, 2014: $1,094.1 million).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK600 million senior unsecured bonds due 2017 and NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK600 million	$105.4	million	October 2012	October 2017
NOK900 million	$151.0	million	March 2014	March 2019
Apart from the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015	June 30, 2015	December 31, 2014	December 31, 2014
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	48,416	48,416	73,656	73,656
Floating rate NOK bonds due 2017	72,025	73,166	76,487	75,210
Floating rate NOK bonds due 2019	109,121	106,314	119,277	108,542
3.75% unsecured convertible bonds due 2016	125,000	129,855	125,000	124,375
3.25% unsecured convertible bonds due 2018	350,000	376,950	350,000	335,563
Derivatives:
Interest rate/ currency swap contracts - long-term receivables	3,947	3,947	3,294	3,294
Interest rate/ currency swap contracts - short-term payables	—	—	517	517
Interest rate/ currency swap contracts - long-term payables	87,283	87,283	106,679	106,679
The above long-term receivables relating to interest rate/ currency swap contracts at June 30, 2015, include $3.0 million which relates to non-designated swap contracts (December 31, 2014: $2.6 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at June 30, 2015, include $nil which relates to non-designated swap contracts (December 31, 2014: $0.2 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at June 30, 2015, include $5.5 million which relates to non-designated swap contracts (December 31, 2014: $3.5 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at June 30, 2015, were measured as follows:

		Fair value measurements using
(in thousands of $)	June 30, 2015	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	48,416	48,416		—
Interest rate/ currency swap contracts - long-term receivables	3,947		3,947
Total assets	52,363	48,416	3,947	—
Liabilities:
Floating rate NOK bonds due 2017	73,166	73,166
Floating rate NOK bonds due 2019	106,314	106,314
3.75% unsecured convertible bonds due 2016	129,855	129,855
3.25% unsecured convertible bonds due 2018	376,950	376,950
Interest rate/ currency swap contracts - long-term payables	87,283		87,283
Total liabilities	773,568	686,285	87,283	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market based inputs other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.
Listed available-for-sale securities are recorded at fair value, being their market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2017 and 2019, and the unsecured 3.75% and 3.25% convertible bonds due 2016 and 2018 respectively, are all based on their quoted market prices as at the balance sheet date.
The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at June 30, 2015.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, DNB and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.
Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the six months ended June 30, 2015, Frontline accounted for approximately 32% of our consolidated operating revenues (six months ended June 30, 2014: 38%; year ended December 31, 2014: 37%). There is thus a concentration of revenue risk with Frontline.

11.	SHARE CAPITAL ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2015	December 31, 2014
125,000,000 common shares of $1.00 par value each	125,000	125,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2015	December 31, 2014
93,468,000 common shares of $1.00 par value each (December 31, 2014: 93,404,000 shares)	93,468	93,404

The Company’s common shares are listed on the New York Stock Exchange.

During the six months ended June 30, 2015, the Company issued a total of 64,000 shares in order to satisfy options exercised by two employees and three officers. The weighted average exercise price of the options was $10.55 per share, resulting in a premium on issue of $0.6 million.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases. The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the six months ended June 30, 2015, the Company has credited contributed surplus with $2.0 million of such deemed equity contributions (year ended December 31, 2014: $4.5 million). On June 5, 2015, the charter agreements with the subsidiaries of Frontline were amended with effect from July 1, 2015 (see Note 14: Related Party Transactions), following which the unamortized deferred deemed equity contributions have been incorporated into the lease schedules and no further amounts will be credited to contributed surplus.

12.	SHARE OPTION PLAN
No options were granted in the six months ended June 30, 2015.
As of June 30, 2015, the unrecognized compensation cost relating to non-vested options granted under the Company's Option Scheme was $nil (December 31, 2014: $nil).

13.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,		Year ended December 31,
(in thousands of $)	2015	2014	2014
Basic:
Net income available to stockholders	101,053	63,092	122,815
Diluted:
Net income available to stockholders	101,053	63,092	122,815
Interest expense on convertible bonds	11,203	11,203	22,431
	112,256	74,295	145,246

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,		Year ended December 31,
(in thousands)	2015	2014	2014
Basic earnings per share:
Weighted average number of common shares outstanding	93,432	93,277	93,331
Diluted earnings per share:
Weighted average number of common shares outstanding	93,432	93,277	93,331
Effect of dilutive share options	18	58	84
Effect of dilutive convertible debt	25,535	23,333	23,332
	118,985	116,668	116,747

14.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have, or had, a significant direct or indirect interest:

•Frontline
•Frontline Shipping and Frontline Shipping II Limited (collectively “Frontline Charterers”)
•Frontline 2012 Ltd. (“Frontline 2012”)
•Seadrill
•NADL
•Golden Ocean Group Limited (“Golden Ocean”)
•Deep Sea
•Golar LNG Limited (“Golar”)
•United Freight Carriers LLC (“UFC”)
•Arcadia Petroleum Limited (“Arcadia”)

From September 2014, Golar ceased to be a related party to the Company following disassociation through the sale of shares held by a company associated with Hemen.

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (See Note 7: Investment in Direct Financing Leases).

(in thousands of $)	June 30, 2015	December 31, 2014
Amounts due from:
Frontline Charterers	17,816	30,714
Frontline	13,021	9,012
Frontline 2012	230	—
UFC	1,088	232
Deep Sea	41	1,338
Seadrill	424	111,195
SFL Linus	30,047	—
Total amount due from related parties	62,667	152,491
Loans to related parties - associated companies, long-term
SFL Deepwater	94,124	100,036
SFL Hercules	81,649	135,250
SFL Linus	125,000	110,745
Total loans to related parties - associated companies, long-term	300,773	346,031
Long-term receivables from related parties
Frontline	78,817	79,294
Total long-term receivables from related parties	78,817	79,294
Amounts due to:
Frontline Charterers	196	196
Frontline Management	95	848
Frontline 2012	—	65
Golden Ocean	193	—
Other related parties	—	—
Total amount due to related parties	484	1,109
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at June 30, 2015 within the financial statements (see Note 8: Investment In Associated Companies). As described below in “Related party loans”, at June 30, 2015 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.
Related party leasing and service contracts
As at June 30, 2015, 17 of the Company’s vessels which were leased to the Frontline Charterers (December 31, 2014: 17) and two of its offshore supply vessels which were leased to subsidiaries of Deep Sea (December 31, 2014: two) have been recorded as direct financing leases. In addition, included under operating leases at June 30, 2015, there were four offshore supply vessels leased to subsidiaries of Deep Sea (December 31, 2014: four) and five dry bulk carriers leased to UFC (December 31, 2014: four). At June 30, 2015, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $579.5 million (December 31, 2014: $839.9 million), of which $38.2 million (December 31, 2014: $37.5 million) represents short-term maturities. At June 30, 2015, the net book value of assets leased under operating leases to Deep Sea and UFC was $216.6 million (December 31, 2014: $198.9 million).

On June 5, 2015, amendments were made to the charter agreements with Frontline Charterers, which relate to the 12 VLCCs and five Suezmax tankers accounted for as direct financing leases. The amendments, which do not affect the duration of the leases and are effective from July 1, 2015, consist of reductions in the long-term daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers, and increases in the daily management and operating fees payable to a subsidiary of Frontline to $9,000 per day for all vessels. The charters for three of the vessels were transferred from Frontline Shipping II Limited to Frontline Shipping, who is now the charter counterparty for all the vessels. Frontline has been released from their guarantee obligations under the charters, and in exchange, a cash buffer of $2 million per vessel will be built up in the chartering company as security for the obligations under the charters. As part of the amended agreements, the Company's profit sharing percentage increased from 25% to 50%, and will be calculated and paid on a quarterly basis. In consideration for the agreed amendments, the Company received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million. The Company's investment in Frontline shares amounts to approximately 28% of Frontline's issued share capital and is accounted for as an investment in an associated company, using the equity method (See Note 8: Investment in Associated Companies).
A summary of leasing revenues earned from the Frontline Charterers, UFC and Deep Sea is as follows:

	Six months ended		Year ended
Payments (in millions of $)	June 30, 2015	June 30, 2014	December 31, 2014
Operating lease income	11.4	13.9	26.4
Direct financing lease interest income	19.5	23.2	45.4
Finance lease service revenue	20.0	23.5	46.5
Direct financing lease repayments	18.5	21.9	43.1
Cash sweep and profit share income	21.0	14.3	33.8
In April 2015, the Company announced the agreement to acquire eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for an aggregate acquisition price of $272 million. The vessels were delivered in the third quarter of 2015. The vessels will be chartered on a time-charter basis to a fully guaranteed subsidiary of Golden Ocean for a period of ten years with daily base charter rates of $17,600 per vessel during the first seven years and $14,900 per vessel thereafter. The charters include a charter rate adjustment element linked to movements in the interest rate level. The Company is entitled to a 33% profit share for revenues above the base charter rates, calculated and paid on a quarterly basis. Golden Ocean has a purchase option for the vessels at the end of year 10, and, if not exercised, Ship Finance can extend the charters for another three years at $14,900 per day. The vessel owning subsidiaries will enter into fixed price technical management agreements with a subsidiary of Golden Ocean at $7,000 per vessel per day, including drydocking (See Note 17: Subsequent Events).

In addition to revenues, the Company paid the following fees to related parties:

	Six months ended		Year ended
Payments (in millions of $)	June 30, 2015	June 30, 2014	December 31, 2014
Frontline:
Vessel Management Fees	20.8	24.5	48.4
Management Supervision Fees	0.1	1.6	2.9
Administration Services and other	0.2	0.3	0.9
Golden Ocean:
Operating Management Fees	0.4	0.4	0.8
Office Facilities:
Golar Management UK Limited	—	0.1	0.1
Arcadia	0.1	—	—
Frontline Management AS	0.2	0.2	0.4
Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145 million, $145 million, and $125 million, respectively at fixed interest rates. These loans are repayable in full on July 11, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled, to the extent that it is a receivable from Ship Finance, by offset against the eventual repayments of the fixed interest loans. Ship Finance had also previously entered into an agreement with SFL West Polaris for a loan of $145 million at a fixed interest rate. This was fully repaid when SFL West Polaris was sold on December 30, 2014 at which point it ceased to be an associated company.
In the six months ended June 30, 2015, the Company received interest income on these loans of $3.3 million from SFL Deepwater (six months ended June 30, 2014: $3.3 million; year ended December 31, 2014: $6.5 million), $3.3 million from SFL Hercules (six months ended June 30, 2014: $3.3 million; year ended December 31, 2014: $6.5 million) and $2.8 million from SFL Linus (six months ended June 30, 2014: $2.1 million; year ended December 31, 2014: $4.9 million). In addition, the Company received interest income from the loan it had with SFL West Polaris of $3.3 million in the six months ended June 30, 2014 and $6.5 million in the year ended December 31, 2014.
Long-term receivables from related parties
The Company received loan notes from Frontline as compensation for the early termination of the charters on five vessels in 2013 and 2014. In the six months ended June 30, 2015, interest receivable on these loan notes amounted to $6.3 million (six months ended June 30, 2014: $1.9 million; year ended December 31, 2014: $4.0 million).

15.	COMMITMENTS AND CONTINGENT LIABILITIES
Assets Pledged

(in millions of $)	June 30, 2015
Book value of consolidated assets pledged under ship mortgages	$1,826

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at June 30, 2015, the Company ($1.5 billion) and its equity-accounted subsidiaries ($979.9 million) had a combined outstanding indebtedness of $2.4 billion (December 31, 2014: $2.8 billion) under various credit facilities. Most of the Company’s vessels and rigs have been pledged under mortgages in respect of this outstanding indebtedness, excluding three 1,700 TEU container vessels and three newbuilding container vessels.

Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of June 30, 2015, their combined borrowings amounted to $979.9 million (December 31, 2014: $1,038.3 million) and the Company guaranteed $255 million (December 31, 2014: $260 million) of this debt.
At June 30, 2015, the Company had contractual commitments under acquisition agreements and newbuilding contracts totaling approximately $518 million (December 31, 2014: $85 million). This consisted of the agreement to acquire eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for an aggregate acquisition price of $272 million and $246 million committed to acquire three 9,300-9,500 TEU container vessels.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

16.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include 18 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2017 to January 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At June 30, 2015, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $61.3 million, unearned lease income of $13.7 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $26.2 million, of which the short-term portion is $4.8 million.
The other 16 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at June 30, 2015, of $358.7 million. The outstanding loan balances in these entities total $178.2 million, of which the short-term portion is $18.8 million.

17.	SUBSEQUENT EVENTS
In July 2015, eight wholly-owned subsidiaries entered into a $166.4 million secured term loan facility to partly finance the acquisition of eight dry bulk carriers from Golden Ocean. The vessels were delivered in the third quarter 2015.
In July 2015, Frontline and Frontline 2012 announced an agreement to merge, leaving Frontline as the surviving legal entity. The merger is subject to approval by the shareholders of Frontline and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015. Ship Finance has agreed to vote in favor of the merger, and will own approximately 7% of the combined company.
In August 2015, the Company announced that it has agreed to sell the 1995 built Suezmax Front Glory to an unrelated third party. The vessel is expected to be delivered to its new owner in September 2015, and Ship Finance will receive a net amount of approximately $13.8 million, after compensation of approximately $2.2 million to Frontline for the termination of the current charter.
On August 26, 2015, the Board of Directors of the Company declared a dividend of $0.44 per share, which will be paid in cash on or about September 30, 2015.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2015

General
We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.
We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of September 8, 2015, our assets consist of 19 oil tankers, 22 dry bulk carriers, 17 container vessels, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. We have agreed to sell one of the oil tankers, with delivery to its new owner expected in the third quarter of 2015.
Additionally we have agreed to acquire three newbuilding 9,300-9500 twenty-foot equivalent units (“TEU”) container vessels with estimated delivery dates between the fourth quarter 2015 and second quarter 2016.
As at September 8, 2015, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), North Atlantic Drilling Ltd. (“NADL”), United Freight Carriers LLC (“UFC”), Sinochem Shipping Co. Ltd, Heung-A Shipping Co. Ltd, Hyundai Glovis Co. Ltd., Western Bulk AS, Rudolf A. Oetker KG (“Hamburg Süd”), PT Apexindo Pratama Duta, Orient Overseas Container Line Ltd (“OOCL”), Hanjin Shipping (“Hanjin”), MSC Mediterranean Shipping Company S.A. (“MSC”), China National Chartering Co. Ltd (“Sinochart”), Golden Ocean Group Limited (“Golden Ocean”), Maersk Line A/S (“Maersk”), and Deep Sea Supply Plc and Deep Sea Supply BTG B.V., which we together refer to as Deep Sea.

Recent and Other Developments
In April 2015, the Company announced the agreement to acquire eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for an aggregate acquisition price of $272 million. The vessels were delivered in the third quarter 2015. The vessels are employed under time-charters to a fully guaranteed subsidiary of Golden Ocean for a period of 10 years with daily base charter rates of $17,600 per vessel during the first seven years and $14,900 per vessel thereafter. The charters include a charter rate adjustment element linked to movements in the interest rate level. The Company is entitled to a 33% profit share for revenues above the base charter rates, calculated and paid on a quarterly basis. Golden Ocean has a purchase option for the vessels at the end of year 10, and, if not exercised, Ship Finance can extend the charters for another three years at $14,900 per day. The vessel owning subsidiaries have entered into fixed price technical management agreements with a subsidiary of Golden Ocean at $7,000 per vessel per day, including drydocking.
In May 2015, the Company announced a revised agreement for 12 VLCCs and five Suezmax crude oil tankers on charter to subsidiaries of Frontline Ltd. The revisions took effect from July 1, 2015 and are a combination of reduced time charter rates, increased operating expenses and increased profit split. The new time charter rates are $20,000 per day for each of the VLCCs and $15,000 per day for each of the Suezmaxes. The new operating expenses payable to another subsidiary of Frontline Ltd. is $9,000 per day per vessel. Ship Finance will be entitled to a 50% profit split above the new time charter rates, which will be calculated and paid on a quarterly basis. Ship Finance will continue chartering the vessels to a subsidiary of Frontline Ltd., and in exchange for releasing Frontline Ltd. (“Frontline”) from their current guarantee obligation on the charters, a cash buffer of $2 million per vessel will be built up in the chartering company. As compensation for the revised agreement, the Company received 55 million ordinary shares in Frontline during the quarter, representing approximately 28% of the issued and outstanding shares in Frontline.
In June 2015, the Company announced that it had sold its holding of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. for total net cash proceeds of approximately $72 million. These unlisted second lien interest-bearing loan notes and share warrants were received as compensation on termination of charters to Horizon Lines, LLC in April 2012.
In June 2015, the Company agreed to acquire three newbuilding container vessels from an unrelated third party. The vessels are 9,300-9,500 TEU and are expected to be delivered from the shipyard between the fourth quarter 2015 and the second quarter 2016, subject to customary closing conditions. The vessels will be chartered out for a minimum period of five years to a leading European-based container line, with options for the charterer to extend the charter period by up to two years.
In June 2015, 17 wholly-owned subsidiaries entered into a $250 million senior secured revolving credit facility, secured against 17 tankers chartered to Frontline Shipping. The facility is available on a fully revolving basis, and had not been utilized at June 30, 2015.
In July 2015, eight wholly-owned subsidiaries entered into a $166.4 million secured term loan facility to partly finance the acquisition of eight dry bulk carriers from Golden Ocean. The vessels were delivered in the third quarter 2015.
In July 2015, Frontline and Frontline 2012 Ltd. (“Frontline 2012”) announced an agreement to merge, leaving Frontline as the surviving legal entity. The merger is subject to approval by the shareholders of Frontline and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015. Ship Finance has agreed to vote in favor of the merger, and will own approximately 7% of the combined company.
In August 2015, the Company announced that it has agreed to sell the 1995 built Suezmax Front Glory to an unrelated third party. The vessel is expected to be delivered to its new owner in September 2015, and Ship Finance will receive a net amount of approximately $13.8 million, after compensation of approximately $2.2 million to Frontline for the termination of the current charter.
On August 26, 2015, the Board of Directors of the Company declared a dividend of $0.44 per share, which will be paid in cash on or about September 30, 2015.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2015	June 30, 2014
Total operating revenues	182,114	155,656
(Loss)/ gain on sale of assets and termination of charters	(114)	15,197
Total operating expenses	(123,080)	(93,421)
Net operating income	58,920	77,432
Interest income	20,305	21,386
Interest expense	(35,687)	(42,573)
Other non-operating items, net	40,417	(7,172)
Equity in earnings of associated companies	17,098	14,019
Net income	101,053	63,092
Net operating income for the six months ended June 30, 2015 was $58.9 million, compared with $77.4 million for the six months ended June 30, 2014. The reduction was principally due to the increase in operating expenses mainly arising from an impairment charge of $29.2 million and the absence of gains on termination of charters, partly offset by the increase in operating revenues arising mainly from more revenue earned by vessels on time charters and higher profit share revenue (see below). Net income for the period increased by $38.0 million compared with the same period in 2014, due to the $44.6 million gain on sale of notes and warrants included in “Other non-operating items, net”, lower interest expense and higher earnings in associated companies, reduced by the decrease in net operating income.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the six months ended June 30, 2015. In addition to these, during the six months ended June 30, 2014, two container vessels chartered-in on bareboat charters and a further ultra-deepwater drilling unit were accounted for under the equity method. The net income of the wholly-owned subsidiaries owning or chartering these assets, and also the net income resulting from the 28% shareholding in Frontline received in June 2015, are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Six months ended	Six months ended
(in thousands of $)	June 30, 2015	June 30, 2014
Direct financing lease interest income	19,504	23,164
Finance lease service revenues	20,001	23,530
Profit sharing revenues	21,009	14,290
Time charter revenues	69,685	41,891
Bareboat charter revenues	34,597	33,610
Voyage charter revenues	14,692	16,866
Other operating income	2,626	2,305
Total operating revenues	182,114	155,656

Total operating revenues increased 17% in the six months ended June 30, 2015, compared with the previous year.

Direct financing lease interest income arises on most of our tankers and also two offshore supply vessels. In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease.
In November 2014, we sold three VLCCs which were direct financing lease assets chartered to subsidiaries of Frontline. The decrease in direct financing lease interest income in the six months ended June 30, 2015, was mainly due to the sale of these three VLCCs.

The reduction in finance lease service revenue is also due to the sale of the three VLCCs in November 2014.

There was $19.9 million of cash sweep revenues recorded under profit sharing revenues from the vessels on charter to the Frontline Shipping and Frontline Shipping II Limited (collectively "Frontline Charterers") in the six months ended June 30, 2015, compared with $13.5 million in the same period in 2014. The increase is due to higher charter rates in the tanker market, partly offset by the sale of the three VLCCs in November 2014. The charter agreements, which were amended on December 30, 2011, provide that the Frontline Charterers are obligated to pay the Company 100% of the earnings on a time charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). The cash sweep for any full year is payable in March of the following year. The amended charter agreements also increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. During the six month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014, no amounts were recognized in the consolidated financial statements under the 25% profit share agreement. Following Frontline’s prepayment of $50.0 million of profit share in December 2011, $50.0 million of profit share will need to accumulate before the 25% profit share revenues can be recognized in the consolidated financial statements. Further amendments to the charter agreements with subsidiaries of Frontline with effect from July 1, 2015, included reduced time charter rates and an increase in the profit share to 50% above the new time charter rates, calculated and paid on a quarterly basis. Under the amended profit share agreement, the $50.0 million threshold is no longer applicable for any profit share calculations after July 1, 2015 and the cash sweep is no longer in place.
Additionally, we also have a profit sharing agreement relating to five Handysize dry bulk carriers chartered to UFC, which earned us $1.1 million in the six months ended June 30, 2015, compared with $0.8 million in the same period 2014.
During the six months ended June 30, 2014, time charter revenues were earned by seven container vessels, two car carriers and 12 dry bulk carriers. Since June 30, 2014, we have taken delivery of a further two dry bulk carriers and four 8,700 TEU container vessels operating under time-charters, and have disposed of five 2,800 TEU container vessels. The 66% increase in time charter revenues for the six months ended June 30, 2015, compared to the same period in 2014 is due to a net increase in vessels operating under time-charters and to higher revenue earned by the six vessels delivered compared with the five vessels disposed of.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the six months ended June 30, 2014, these consisted of four offshore supply vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels (delivered in March 2014) and seven 4,100 TEU container vessel (delivered between March and May 2014). Since June 30, 2014, the same vessels have operated under bareboat charters, and the small increase in bareboat charter revenues is due to the operation throughout the six months ended June 30, 2015, of the vessels delivered during the course of the six months ended June 30, 2014, partly offset by contractually agreed reductions in charter rates for the four offshore supply vessels.
Two of our Suezmax tankers are traded on a voyage charter basis. The reduction in voyage charter revenues for the six months ended June 30, 2015, compared to the same period in 2014 is mainly due to the drydocking of one of the vessels in the six months ended June 30, 2015.
Cash flows arising from finance leases
The following table sets forth our cash flows from the direct financing leases with the Frontline Charterers and Deep Sea, and shows how they were accounted for:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2015	June 30, 2014
Charter hire payments accounted for as:
Direct financing lease interest income	19,504	23,164
Finance lease service revenues	20,001	23,530
Direct financing lease repayments	18,502	21,921
Total direct financing lease payments received	58,007	68,615

Our vessels chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. The management and operation of vessels leased to the Frontline Charterers has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay Frontline Management a fee of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment we receive from the Frontline Charterers to cover our lease executory costs, and this is classified as “finance lease service revenue”. If any vessel chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter. As discussed under Recent and Other Developments, amendments to the management agreements with Frontline Management took effect from July 1, 2015, whereby the fixed price management fee increased from $6,500 per day to $9,000 per day for each of the vessels.

Gain on sale of assets and termination of charters
Losses of $0.1 million were recorded in the six months ended June 30, 2015, on the disposal of five container vessels. An impairment charge of $11.8 million had been made against the carrying value of these vessels in the year ended December 31, 2014. In the six months ended June 30, 2014, gains of $15.2 million were recorded relating to amounts received following the settlement of claims arising from the termination of charters on four Handysize dry bulk vessels in 2012.
Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2015	June 30, 2014
Vessel operating expenses	53,471	57,742
Depreciation	36,301	31,661
Vessel impairment charge	29,161	—
Administrative expenses	4,147	4,018
Total operating expenses	123,080	93,421
Vessel operating expenses consist of payments to Frontline Management of $6,500 per day for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements. As discussed under Recent and Other Developments, amendments to the management agreements with Frontline Management took effect from July 1, 2015, whereby the operating expenses increased from $6,500 per day to $9,000 per day for each of the vessels. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers and car carriers operated on a time-charter basis and managed by related and unrelated third parties, and also voyage expenses for the two Suezmax tankers currently operating on voyage charters.
Total vessel operating expenses decreased by $4.3 million for the six months ended June 30, 2015, compared with the same period in 2014, as a result of the disposal in November 2014 of three VLCCs time-chartered to the Frontline Charterers and lower voyage expenses in line with reduced voyage charter revenues, partly offset by drydocking costs for one of the Suezmax tankers and higher expenses on the net increase in vessels operating on time-charters.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation for the six months ended June 30, 2015, compared to the same period in 2014 is due to the two dry bulk carriers and four container vessels delivered since June 30, 2014, partly offset by the disposal of five container vessels in February 2015.
In June 2015, a review of the carrying value of long-lived assets indicated that the carrying value of two of our 1,700 TEU container vessels was impaired and an impairment charge was taken. No vessel impairment charge was recorded in the six months ended June 30, 2014.
The small increase in administrative expenses for the six months ended June 30, 2015, compared to the same period in 2014 is primarily due to an increase in professional fees, largely offset by a reduction in salary costs.

Interest income
Interest receivable on Frontline loan notes increased by $4.5 million from 2014 to 2015, as a result of additional notes received on the disposal of three VLCCs in November 2014. Interest receivable from associated companies decreased by $2.5 million, as a result of the disposal of SFL West Polaris on December 30, 2014. In the six months ended June 30, 2014, interest amounting to $3.9 million was received on the cancellation of a newbuilding contract. Total interest receivable decreased by $1.1 million from 2014 to 2015.

Interest expense

	Six months ended	Six months ended
(in thousands of $)	June 30, 2015	June 30, 2014
Interest on US$ floating rate loans	11,207	12,018
Interest on NOK500 million senior unsecured floating rate bonds due 2014	—	1,137
Interest on NOK600 million senior unsecured floating rate bonds due 2017	2,522	3,092
Interest on NOK900 million senior unsecured floating rate bonds due 2019	2,922	2,488
Interest on 3.75% senior unsecured convertible bonds due 2016	2,331	2,331
Interest on 3.25% senior unsecured convertible bonds due 2018	5,688	5,688
Swap interest	4,976	10,207
Other interest	4	188
Amortization of deferred charges	6,037	5,424
Total interest expense	35,687	42,573
At June 30, 2015, the Company, including its consolidated subsidiaries had total debt outstanding of $1.5 billion (June 30, 2014: $1.7 billion) which is comprised of $181.1 million (NOK1,421 million) outstanding principal amount of NOK floating rate bonds (June 30, 2014: $238.6 million, NOK1,464 million), $350.0 million in 3.25% convertible bonds (June 30, 2014: $350.0 million), $125.0 million outstanding principal amount of 3.75% convertible bonds (June 30, 2014: $125.0 million), and $0.8 billion under floating rate secured long term credit facilities (June 30, 2014: $1.0 billion). The average three-month LIBOR was 0.27% in the six months ended June 30, 2015 and 0.23% in the six months ended June 30, 2014. The decrease in interest expense associated with our floating rate debt for the six months ended June 30, 2015, compared to the same period in 2014 is mainly due to the timing of loan repayments and drawdowns since June 30, 2014.
The decrease in interest payable on the NOK bonds due 2014 is due to their redemption in April 2014. The increase in interest payable on the NOK bonds due 2019 is due to their issue date in March 2014. The decrease in interest payable on the NOK bonds due 2017 is due to the timing of purchases and resales of these bonds since June 30, 2014.
At June 30, 2015, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.8 billion of floating rate debt at a weighted average rate excluding margin of 3.40% per annum (June 30, 2014: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.63% per annum).
As reported above, certain assets were accounted for under the equity method in 2015 and 2014. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.
Other non-operating items
In the six months ended June 30, 2015, other non-operating items amounted to a net gain of $40.4 million, compared to a net loss of $7.2 million for the six months ended June 30, 2014. The net gain for the six months ended June 30, 2015, consists mainly of a $44.6 million gain on sale of loan notes and share warrants, offset by $1.2 million adverse mark-to-market adjustments to financial instruments, $2.8 million cash payments on non-designated interest rate swaps and $0.6 million loan commitment fees. The net loss for the six months ended June 30, 2014, consists mainly of $2.7 million adverse mark-to-market adjustments to financial instruments, $3.5 million cash payments on non-designated interest rate swaps and $0.8 million loan commitment fees.

Equity in earnings of associated companies
During the periods under review, the Company had certain wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 8 of the Consolidated Financial Statements included herein. In June 2015, the Company received 55 million ordinary shares in Frontline amounting to approximately 28% of its issued share capital and this investment is also accounted for under the equity method. The total equity in earnings of associated companies in the six months ended June 30, 2015, was $3.1 million higher than in the comparative period in 2014 due to the $5.1 million increase in earnings from the newbuilding harsh environment jack-up drilling rig West Linus delivered in February 2014 and the Company's $1.3 million equity share in the earnings of Frontline since June 5, 2015, partly offset by the sale of the ultra-deepwater drillship West Polaris in December 2014, the termination of arrangements for chartering in two container vessels during the six months ended June 30, 2014, and reduced direct financing lease interest income on the ultra-deepwater drilling units West Taurus and West Hercules.

Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to the Frontline Charterers are subject to profit sharing and cash sweep agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected. Under the amended agreement with Frontline with effect from July 1, 2015, the cash sweep is no longer applicable and the profit share is calculated and payable on a quarterly basis.
Five of our Handysize dry bulk carriers currently employed under short-term charters to UFC are also subject to agreements for profit sharing payable following the completion of the final voyage under their respective charters, and the effects of seasonality will be limited to the timing of these profit sharing revenues.
In addition, the eight dry bulk carriers delivered to the Company in the third quarter of 2015 are subject to profit sharing agreements under the long term charter agreements with Golden Ocean. The profit share under these agreements will be calculated and payable on a quarterly basis.
Liquidity and Capital Resources
At June 30, 2015, we had total cash and cash equivalents of $61.6 million and available for sale securities of $48.4 million. In the six months ended June 30, 2015, we generated cash of $103.6 million from operations. We generated $78.6 million net in investing activities and used $171.5 million net in financing activities.

Cash flows provided by operating activities increased for the six months ended June 30, 2015 to $103.6 million, compared to $57.1 million for the same period in 2014, mainly due to the receipt in March 2015 of $32.7 million in cash sweep income accrued for the year ended December 31, 2014. There was no cash sweep income received in 2014.
Net cash generated by investing activities was $78.6 million for the six months ended June 30, 2015, compared to $16.0 million generated in the same period in 2014. The increase in cash generated by investing activities is due to receipts in the six months ended June 30, 2015, of $111.1 million from the sale of SFL West Polaris in December 2014 and $71.7 million from the sale of Horizon loan notes and share warrants in May 2015. These items were partly offset by newbuilding investment of $129.2 million in six months ended June 30, 2015. Further, in the six months ended June 30, 2014, a $50.0 million loan was repaid to us, we received $75.5 million on cancellation of three newbuilding contracts and we received $15.2 million of compensation on termination of charters.
Net cash used in financing activities for the six months ended June 30, 2015 was $171.5 million, compared to $82.3 million net cash used in the same period in 2014. The $89.2 million increase in net cash used results primarily from the $267.0 million reduction in new loan drawdowns, partly offset by the $180.9 million reduction in loan repayments, including bond repurchases. The Company made dividend payments of $79.4 million in the six months ended June 30, 2015 compared with $75.6 million in the same period in 2014.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at June 30, 2015.

	As of June 30, 2015
(in millions of $)	Outstanding balance	Net amount available to drawdown
Loan facilities secured with mortgages on vessels and rig including newbuildings	805.6	278.9
Unsecured borrowings:
3.75% senior unsecured convertible bonds due 2016	125.0	—
NOK600 million senior unsecured floating rate bonds due 2017	72.0	—
3.25% senior unsecured convertible bonds due 2018	350.0	—
NOK900 million senior unsecured floating rate bonds due 2019	109.1	—
	1,461.7	278.9
As of June 30, 2015, there was $278.9 million net available to draw under secured revolving credit facilities. In July 2015, the Company entered into a $166.4 million secured term loan facility, which was used to partly finance the acquisition of eight dry-bulk carriers from Golden Ocean, delivered in the third quarter of 2015.
In addition to the above, our equity accounted subsidiaries with total debt outstanding of $1.0 billion as at June 30, 2015, had net amounts available to draw under secured revolving credit facilities of $50.0 million.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company, excluding three 1,700 TEU container vessels and three newbuilding container vessels; and (iv) a first priority security interest over all earnings and proceeds from insurance policies with respect to the assets in the relevant asset owning subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand for the carriage of dry bulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 8, 2015

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS